April 26, 2010

By U.S. Mail and Facsimile (303) 592-1510

Sachin Adarkar, Esq.
General Counsel
Prosper Marketplace, Inc.
111 Sutter Street, 22nd Floor
San Francisco, California 94104

Re: Prosper Marketplace, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
File No. 333-147019

Dear Mr. Adarkar:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The Division of Investment Management continues to consider your response. They may have additional comments.

2. We note that you still have not responded to comments 3, 4, 5, and 7 from our original comment letter; please do so with your next submission. In particular, disclose the delinquency and default information for all loans originated since you recommenced operations as of a recent date.

3. We note that you believe the actual loss performance would not provide an accurate picture of likely losses going forward because of their "unseasoned" nature. Please provide these numbers supplementally to the staff. In addition, please tell us how you determined the historical numbers used represent a more accurate picture of likely losses going forward than more recent data.

4. The adjustments to the model plans appear to be made without specific consent by the Lenders. This suggests that the investment decision is made at the time the Lender invests in the portfolio rather than at the time the notes are funded.   Please provide us with your analysis supporting your conclusion that prior consent to changes is a sufficient manifestation of investment intent for later changes to the portfolio plans. Similarly, please provide your analysis supporting your conclusion that an initial determination to invest a specific amount in a portfolio plan slice is sufficient to show investment intent for amounts that might be invested much later as either principal and interest, or later deposits, are made into a lender members account allowing the funds to be invested.

5. The staff is unable to conclude that the portfolio plans do not constitute an investment in a separate security based on the analysis you have provided in response to our former comment 6. For example, in the marketing, selection criteria and management of the portfolios, it appears that Prosper exercises a certain amount of control. We note that Prosper markets sample portfolios they have constructed and analyzed as "Balanced," "Moderate," and "Aggressive;" we also note that Prosper makes periodic adjustments to the portfolios without obtaining specific Lender acceptance. Please address our concerns in your response.

6. Revise your discussion of your continued losses (on page 36 of the marked version of your response) to discuss Prosper's available liquidity as of a recent date. Also, please discuss the potential impact upon your ability to continue as a going concern if the amount realized as a result of the private placement were to be materially reduced. Revise your disclosure to place the risks associated with your lack of liquidity under a separate subheading.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Holly Hunter-Cici at (202) 551-6869 with any questions pertaining to the comments issued by the Division of Investment Management. You may contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Facsimile (202) 778-5500
        Kier Gumbs
        Covington & Burling LLP
        1201 Pennsylvania Avenue, NW
        Washington, DC 20004-2401